Report regarding the addition of Woori Absolute Return Investment Strategies as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.

Woori Investment & Securities, a subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), added Woori Absolute Return Investment Strategies, an offshore investment firm established in the Cayman Islands, as its wholly-owned subsidiary on May 20, 2010.

Key details regarding the newly added second-tier subsidiary:

•	Name of company: Woori Absolute Return Investment Strategies

•	Financial status as of May 20, 2010:

Total assets (Won)	34,953,000,000*	Total stockholders’ equity (Won)	34,953,000,000*

Total liabilities (Won)	—	Capital stock (Won)	349,530**

* Represents US$30 million, translated using the US$/Won exchange rate in effect on May 20, 2010 (US$1.00 = Won 1,165.10).
** Represents US$300 (30,000 shares multiplied by one cent), translated using the US$/Won exchange rate in effect on May 20, 2010.

•	Primary business: Management of investments in hedge funds as a fund of hedge funds

•	Number of all subsidiaries of Woori Finance Holdings after addition: 46

•	Date of addition as a subsidiary: May 20, 2010